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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

         Elecsys Corporation (f/k/a Airport Systems International, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock - $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   00949N 10 3
                                   -----------
                                 (CUSIP Number)


                                   May , 2004
                                   ----------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP No.     00949N 10 3              13G
------------------------------


------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       KCEP Ventures II, L.P.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY


------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri

------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

   NUMBER OF            45,635
    SHARES           ---------------------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY EACH
   REPORTING            -0-
    PERSON           ---------------------------------------------------------
     WITH            7  SOLE DISPOSITIVE POWER

                        45,635
                     ---------------------------------------------------------
                     8 SHARED DISPOSITIVE POWER

                        -0-

------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       45,635
------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
          instructions)
          [   ]
------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.6%
------------------------------------------------------------------------------
------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       PN
------------------------------------------------------------------------------

------------------------------
CUSIP No.     00949N 10 3              13G
          --------------------
------------------------------

------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       KCEP II, L.C.

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY


------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri

------------------------------------------------------------------------------
                  5  SOLE VOTING POWER

   NUMBER OF         -0-
    SHARES        ------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER
OWNED BY EACH
   REPORTING         -0-
    PERSON        ------------------------------------------------------------
     WITH         7  SOLE DISPOSITIVE POWER

                     -0-
------------------------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                     -0-
------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
          instructions)                                                   [X]

------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.0%
------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       OO (limited liability company)
------------------------------------------------------------------------------

------------------------------
CUSIP No.     00949N 10 3              13G
         ---------------------
------------------------------

------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       David J. Schulte

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------

  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen

------------------------------------------------------------------------------
                  5  SOLE VOTING POWER

   NUMBER OF         -0-
    SHARES        ------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER
 OWNED BY EACH
   REPORTING         -0-
    PERSON        ------------------------------------------------------------
     WITH         7  SOLE DISPOSITVE POWER

                     -0-

                  -------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                     -0-
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
          instructions)                                                   [X]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.0%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------

------------------------------
CUSIP No.     00949N 10 3              13G
         ---------------------
------------------------------

------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       William Reisler

------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                           (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen

------------------------------------------------------------------------------
                  5  SOLE VOTING POWER

   NUMBER OF         -0-
    SHARES        ------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER
 OWNED BY EACH
   REPORTING         -0-
    PERSON        ------------------------------------------------------------
     WITH         7  SOLE DISPOSITIVE POWER

                     -0-

                  ------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                     -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see
          instructions)                                                   [X]

------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.0%
------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------

ITEM 1(a)  Name of Issuer:

                Elecsys Corporation (formerly known as Airport Systems International, Inc.)

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

                15301 West 109th Street
                Lenexa, Kansas 66219

ITEM 2(a) Name of Person Filing:

                This statement on Schedule 13G is being filed by the following persons as a joint filing pursuant to Rule 13d-1(k)(1):

                     KCEP Ventures II, L.P.
                     KCEP II, L.C.
                     David J. Schulte
                     William Reisler

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

                The address of the principal business office for each of the persons filing this statement on Schedule 13G is

                             233 West 47th Street
                             Kansas City, MO 64112.

ITEM 2(c)  Citizenship:

                KCEP Ventures II, L.P. is a Missouri limited partnership KCEP II, L.C. is a Missouri limited liability company
                David J. Schulte is a United States citizen
                William Reisler is a United States citizen

ITEM 2(d) Title of Class of Securities:

                Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP Number:

                00949N 10 3

ITEM 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not applicable

ITEM 4:    Ownership

           (a) Amount beneficially owned: 45,635 shares (as more fully described below)

                KCEP Ventures II, L.P. may be deemed the beneficial owner of 45,635 shares of the issuer's Common Stock, which consists of 45,635 shares of Common Stock issuable upon the exercise of a warrant ("Warrant") issued to it. By virtue of being the general partner of KCEP Ventures II, L.P., KCEP II, L.C. may be deemed the indirect beneficial owner of all 45,635 shares of Common Stock deemed beneficially owned by KCEP Ventures II, L.P. By virtue of being the Managing Directors of KCEP II, L.C., each of David J. Schulte and William Reisler may be deemed the indirect beneficial owner of all 45,635 shares of Common Stock deemed directly or indirectly beneficially owned by KCEP Ventures II, L.P and KCEP II, L.C. KCEP II, L.C., David J. Schulte and William Reisler each disclaims beneficial ownership of the 45,635 shares of Common Stock deemed beneficially owned by KCEP Ventures II, L.P.

           (b)  Percent of class: 1.6% (as more fully explained below)

                Based on (i) 2,791,331 shares of Common Stock outstanding as of March 5, 2004 (as reflected in the issuer's Quarterly Report on Form 10-QSB for the period ended January 31, 2004) and (ii) 45,635 shares of Common Stock issuable to KCEP Ventures II, L.P. upon the exercise of the Warrant, the 45,635 shares of Common Stock which are the subject of this statement would represent 1.6% of the outstanding Common Stock of the issuer.


           (c) Number of shares of which such person has:

                (i)  sole power to vote or to direct the vote: (see below).

                (ii) shared power to vote or to direct the vote: (see below).

                (iii)sole power to dispose or to direct the disposition of: (see below).

                (iv) shared power to dispose or to direct the disposition of:
                     (see below).

                     If the Warrant were to be fully exercised, KCEP Ventures II, L.P. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 45,635 shares of Common Stock issuable upon such exercise.

                     By virtue of serving as the general partner of KCEP Ventures II, L.P., if the Warrant were to be fully exercised, KCEP II, L.C. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 45,635 shares of Common Stock issuable upon such exercise.

                     By virtue of being the Managing Directors of KCEP II, L.C., if the Warrant were to be fully exercised, each of David J. Schulte and William Reisler may be deemed to share with each other the power to vote and to direct the vote of, and the power to dispose or to direct the disposition of, the 45,635 shares of Common Stock issuable upon such exercise.

ITEM 5:    Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X].

ITEM 6:    Ownership  of  More  than  Five  Percent  on  Behalf  of
           Another Person.

                Not applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not applicable.

ITEM 8:    Identification and Classification of Members of the Group.

                Not applicable.

ITEM 9:    Notice of Dissolution of Group.

                Not applicable.

ITEM 10:   Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May __, 2004                        KCEP VENTURES II, L.P.

                                    By: KCEP II, L.C., General
Partner



                                    By:
                                        ---------------------------
                                          David J. Schulte,
Managing Director



May __, 2004                        KCEP II, L.C.



                                    By:
                                        ---------------------------
                                          David J. Schulte,
Managing Director



May __, 2004
                                    ------------------------------
                                    DAVID J. SCHULTE



May __, 2004
                                    ------------------------------
                                    WILLIAM REISLER